UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: April 28, 2008                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2007 AND 2006

                                                                 D & H Group LLC
                                                           Chartered Accountants



AUDITORS' REPORT




To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On April 10, 2008 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.



Vancouver, B.C.                                           /s/ D&H GROUP LLP
April 10, 2008                                          CHARTERED ACCOUNTANTS





D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway   Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia      Facsimile 604 731 9923  A BC Limited Liaibility
Canada V6H 4C1                   Email: info@dhgroup.ca      Partnership of
                                                               Corporations

      Member of BHD Association with affiliated offices across Canada and internationally

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31



                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,091,592       2,898,961
Amounts receivable                                      143,966          82,994
Prepaids                                                  9,601          25,715
                                                   ------------    ------------
                                                      2,245,159       3,007,670

PROPERTY AND EQUIPMENT (Note 3)                         201,307         236,140

MINERAL RESOURCE INTERESTS (Note 4)                   4,359,737       2,368,283

OTHER                                                     6,742           6,742
                                                   ------------    ------------
                                                      6,812,945       5,618,835
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                240,940         119,368
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               13,379,705      11,798,414

CONTRIBUTED SURPLUS (Note 7)                          1,609,804       1,385,723

DEFICIT                                              (8,417,504)     (7,684,670)
                                                   ------------    ------------
                                                      6,572,005       5,499,467
                                                   ------------    ------------
                                                      6,812,945       5,618,835
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 13)



APPROVED BY THE DIRECTORS


/s/ DAVID HENSTRIDGE  , Director
---------------------

/s/ NICK DEMARE       , Director
---------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         FOR THE YEARS ENDED DECEMBER 31



                                                       2007            2006
                                                         $               $
EXPENSES

Accounting and administration                            25,900          25,800
Amortization                                             10,556          10,060
Audit                                                    38,246           3,537
Consulting                                               12,113          50,928
Corporate development                                    14,519           5,654
General exploration                                     138,063          88,173
Investment conferences                                   14,124          15,640
Investor relations                                       61,500          36,000
Legal                                                     8,711          10,130
Management fees                                          43,338          47,228
Office                                                   22,610          21,673
Regulatory                                               10,100           8,787
Rent                                                      5,400           5,400
Salaries and benefits                                    22,209          15,461
Shareholder costs                                         6,996          11,104
Stock-based compensation (Note 6)                       218,025         408,316
Transfer agent                                            8,963           8,015
Travel and related                                       34,992          45,752
                                                   ------------    ------------
                                                        696,365         817,658
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (696,365)       (817,658)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                87,216         107,465
Foreign exchange                                        (81,789)        (26,078)
Write-off of mineral resource interests                 (41,896)       (132,236)
Write-off and loss on disposal of equipment                   -          (6,599)
                                                   ------------    ------------
                                                        (36,469)        (57,448)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                  (732,834)       (875,106)

DEFICIT - BEGINNING OF YEAR                          (7,684,670)     (6,809,564)
                                                   ------------    ------------
DEFICIT - END OF YEAR                                (8,417,504)     (7,684,670)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.03)         $(0.04)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING - BASIC AND DILUTED                      25,928,123      22,947,526
                                                   ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31



                                                      2007            2006
                                                       $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (732,834)       (875,106)
Adjustments for items not involving cash
   Stock-based compensation                             218,025         408,316
   Amortization                                          10,556          10,060
   Write-off of mineral resource interests               41,896         132,236
   Write-off and loss on disposal of equipment                -           6,599
                                                   ------------    ------------
                                                       (462,357)       (317,895)
Decrease (increase) in amounts receivable               (60,972)         17,843
Decrease (increase) in prepaids                          16,114         (21,767)
Increase (decrease) in accounts payable
   and accrued liabilities                              107,159         (11,736)
                                                   ------------    ------------
                                                       (400,056)       (333,555)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests           (1,982,703)     (1,504,293)
Purchases of property and equipment                      (3,251)       (108,149)
Proceeds on disposal of equipment                             -           3,104
Other assets                                                  -          (6,742)
                                                   ------------    ------------
                                                     (1,985,954)     (1,616,080)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,719,800       4,127,960
Share issue costs                                      (141,159)       (275,598)
                                                   ------------    ------------
                                                      1,578,641       3,852,362
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS - DURING THE YEAR                       (807,369)      1,902,727

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         2,898,961         996,234
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               2,091,592       2,898,961
                                                   ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    576,531         115,090
Short term investment                                 1,515,061       2,783,871
                                                   ------------    ------------
                                                      2,091,592       2,898,961
                                                   ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION - Note 11


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  by
         management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V.,
         Kay Metals Ltd. and TM Sweden A.B. Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash includes cash and a short-term deposit maturing within 90 days of the original date of acquisition.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, at a rate of 5% for the condominium and 20% for office equipment, vehicles and field equipment.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2007, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         FINANCIAL INSTRUMENTS

         Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments -
         Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

         Upon adoption of this new standard the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         NEW ACCOUNTING PRONOUNCEMENTS

         Assessing Going Concern

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

         Financial Instruments

         The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and
         Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         Capital Disclosures

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



3.       PROPERTY AND EQUIPMENT
                                                       2007            2006
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  36,328          33,077
         Vehicles                                       121,680         121,680
                                                   ------------    ------------
                                                        290,848         287,597
         Less accumulated amortization                  (89,541)        (51,457)
                                                   ------------    ------------
                                                        201,307         236,140
                                                   ============    ============


4.       MINERAL RESOURCE INTERESTS

                                                2007                                        2006
                             ------------------------------------------   -------------------------------------------
                             ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                COSTS       EXPENDITURES       TOTAL         COSTS       EXPENDITURES       TOTAL
                                  $              $               $             $              $               $

         Mexico
            La Trini (a)          586,272      1,347,777      1,934,049        362,060        724,658      1,086,718
            Sonora (b)             81,305      1,275,330      1,356,635         67,412        520,747        588,159
         Sweden
            Bergslagen (c)        234,488        834,565      1,069,053        224,447        468,959        693,406
                             ------------   ------------   ------------   ------------   ------------   ------------
                                  902,065      3,457,672      4,359,737        653,919      1,714,364      2,368,283
                             ============   ============   ============   ============   ============   ============

         (a)      La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest the Company was required to make option payments totaling US $500,000. During fiscal 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000 and issuing 13,819 common shares (2006 - 17,832 common shares) at a fair value of $8,706 (2006 - $8,738), for finder's fee.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         (b)      Sonora, Mexico

                  As at December 31, 2007, the Company maintains, a portfolio of eight mineral claims covering 114,014 hectares, located in Sonora State, Mexico.

                  On June 1, 2007, the Company signed a letter agreement with Minera Genminmex S.A. ("Genminmex"). Under the terms of the letter agreement, Genminmex may earn a 60% interest in two exploration concessions covering the Batamote 1 and 2 located in Sonora, Mexico by incurring expenditures of US$2,000,000 over five years. Upon earning the 60% interest, Genminmex may earn an additional 10% interest by incurring an additional US $3,000,000 over seven years or completing a final feasibility study.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



4.       MINERAL RESOURCE INTERESTS (continued)

                  On November 27, 2006, the Company also entered into an option agreement to acquire a 100% interest in one mineral claim of approximately 22 hectares by making option payments totaling US$175,000. During fiscal 2007, the Company determined to terminate the option agreement after making option payments totaling $13,893 (US $12,500) and incurring $4,583 exploration expenditures. Accordingly, the Company wrote off $18,476 of acquisition and exploration costs to reflect the termination of the option agreement.

         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2007, the Company maintains 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden. During fiscal 2007, the Company wrote-off $23,420 (2006 - $7,481) of staking costs on exploration projects in Sweden to reflect the Company's abandonment of certain concessions.


5.       SHARE CAPITAL
         Authorized:  unlimited common shares with no par value

         Issued:                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                  25,347,597      11,798,414      18,551,370       8,114,653
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
            private placement                         2,100,000       1,512,000       6,658,000       4,127,960
            exercise of stock options                    90,000          45,000               -               -
            exercise of warrants                        147,500         118,000               -               -
            exercise of agent's warrants                 56,000          44,800               -               -
         Reallocation from contributed
            surplus on exercise of options                    -          11,207               -               -
         Reallocation from contributed surplus
            on exercise of agent's warrants                   -          21,840               -               -
         For agent and finder's fees                     40,790          26,666         120,395          57,006
         For mineral properties                          13,819           8,706          17,832           8,738
                                                   ------------    ------------    ------------    ------------
                                                      2,448,109       1,788,219       6,796,227       4,193,704
         Less share issue costs                               -        (206,928)              -        (509,943)
                                                   ------------    ------------    ------------    ------------
                                                      2,448,109       1,581,291       6,796,227       3,683,761
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        27,795,706      13,379,705      25,347,597      11,798,414
                                                   ============    ============    ============    ============


         (a) During fiscal 2007, the Company completed a private placement of 2,100,000 units, at $0.72 per unit, for gross proceeds of $1,512,000. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.90 per share on or before October 23, 2008.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



5. SHARE CAPITAL (continued)

                  Bolder Investment Partners, Ltd. ("Bolder") sold 1,400,000 units of the private placement and was paid a work fee of $5,000 and a cash commission of $65,671, issued 20,790 agent units and granted agent warrants to purchase a further 140,000 common shares of the Company. The agent units and warrants have the same terms and conversion provisions as the private placement units and warrants. The Company also paid finders' fees of $5,760 cash and issued 20,000 common shares of the Company to its finders on the non-brokered portion of the private placement.

                  The fair value of the agent's warrants and the warrants associated with the agent units has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 75%; a risk-free interest rate of 4.18%; and an expected life of one year. The value assigned was $39,103.

                  The Company also incurred $64,728 of costs associated with the private placement. A director of the Company purchased 50,000 units of the private placement.

         (b) During fiscal 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit comprised one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

                  Bolder sold 3,500,000 units of the private placement. Bolder was paid a work fee of $5,000 and a cash commission of $120,283, issued 85,995 agent units and granted agent warrants to purchase a further 350,000 common shares of the Company. The Company also paid finders' fees of $98,530 cash, issued 28,400 common shares and 6,000 finders units and granted finders warrants to purchase a further 80,000 shares of the Company to its finders on the non-brokered portion of the private placement. The agent and finder units and warrants have the same terms and conversion provisions as the private placement units and warrants.

                  The fair value of the agent and finders warrants and the warrants associated with the agent and finders units has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 92%; a risk-free interest rate of 4.00% - 4.14%; and an expected life of two years. The value assigned was $177,339.

                  The Company also incurred $51,785 of costs associated with the private placement. A director of the Company purchased 100,000 units of the private placement.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2007 and 2006 and the changes for the years ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER          PRICE
                                                                         $                              $

                  Balance, beginning of year          3,804,998         0.80                  -           -
                      Issued                          1,200,395         0.90          3,804,998        0.80
                      Exercised                        (203,500)        0.80                  -           -
                                                   ------------                    ------------
                  Balance, end of year                4,801,893         0.82          3,804,998        0.80
                                                   ============                    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



5.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding at December 31, 2007:

                      NUMBER         EXERCISE PRICE          EXPIRY DATE
                                           $
                     2,017,748            0.80               April 28, 2008
                     1,583,750            0.80               May 17, 2008
                     1,200,395            0.90               October 23, 2008
                  ------------
                     4,801,893
                  ============

                  See also Note 13.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During fiscal 2007, the Company granted 435,000 stock options (2006 - 1,108,400) to the Company's employees, directors, officers and consultants and recorded compensation expense of $213,400 (2006 - $393,916). The Company also recorded an additional $4,625 (2006 - $14,400) compensation expense for options which had vested during fiscal 2007.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2007 and 2006:

                                              2007                    2006

         Risk-free interest rate         3.97% - 4.57%            3.79% - 4.16%
         Estimated volatility              78% - 82%                88% - 96%
         Expected life               2.5 years - 3 years             3 years
         Expected dividend yield               0%                       0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.50 (2006 - $0.36) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at December 31, 2007 and 2006 and the changes for the years ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of year                   2,260,000         0.51          1,351,600         0.49
         Granted                                        435,000         0.77          1,108,400         0.56
         Exercised                                      (90,000)        0.50                  -            -
         Cancelled / expired                           (250,000)        0.52           (200,000)        0.57
                                                   ------------                    ------------
         Balance, end of year                         2,355,000         0.56          2,260,000         0.51
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2007:

             NUMBER           NUMBER          EXERCISE
          OUTSTANDING      EXERCISABLE          PRICE        EXPIRY DATE
                                                  $
              700,600          700,600           0.50        April 8, 2008
              171,000          171,000           0.30        July 20, 2008
              538,000          538,000           0.50        January 16, 2009
               70,000           70,000           0.61        April 28, 2009
              365,400          365,400           0.62        May 19, 2009
               75,000           75,000           0.62        September 20, 2009
               60,000           60,000           0.60        February 7, 2010
              375,000          362,500           0.80        June 12, 2010
         ------------     ------------
            2,355,000        2,342,500
         ============     ============

         See also Note 13(b).


7.       CONTRIBUTED SURPLUS

         Contributed surplus for fiscal 2007 and 2006 is comprised of the following:

                                                       2007            2006
                                                         $               $

         Balance, beginning of year                   1,385,723         800,068

         Stock-based compensation on
            options (Note 6)                            218,025         408,316
         Stock-based compensation on agent and
            finders warrants (Note 5)                    39,103         177,339
         Stock options exercised                        (11,207)              -
         Agent's warrants exercised                     (21,840)              -
                                                   ------------    ------------
         Balance, end of year                         1,609,804       1,385,723
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2007 and 2006, are as follows:

                                                       2007            2006
                                                         $               $

         Future income tax assets (liabilities)

         Losses carried forward                       1,064,100       1,406,000
         Share issue costs                              160,900         139,000
         Mineral resource interests                    (138,700)       (808,000)
                                                   ------------    ------------
                                                      1,086,300         737,000
         Valuation allowance                         (1,086,300)       (737,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2007            2006
                                                         $               $

         Combined federal and provincial
            income tax rate                            34.12%          34.12%
                                                   ============    ============

         Expected income tax recovery                  (250,000)       (298,600)
         Foreign income tax rate differences              3,400          10,500
         Deductible mineral resource
            interests cost additions                   (100,100)       (309,600)
         Other                                          (69,200)        (56,700)
         Non-deductible stock-based compensation         74,400         139,300
         Write-off of mineral resource interests         14,300          45,100
         Unrecognized benefit of income tax losses      327,200         470,000
                                                   ------------    ------------
         Actual income tax recovery                           -               -
                                                   ============    ============

         As at December 31, 2007, the Company has non-capital losses of approximately $2,527,000 and accumulated pools of approximately $495,000 for Canadian income tax purposes to offset against future income. The non-capital losses expire commencing 2008 to 2027.

         The Company also has non-capital losses of approximately $513,200 for Mexican income tax purposes and approximately $116,100 for Swedish income tax purposes.

         Future income tax benefits  which may arise as a result of these losses
         have  not  been  recognized  in  the  financial   statements  as  their
         realization is unlikely.


9.       RELATED PARTY TRANSACTIONS

         During fiscal 2007, the Company:

         i) incurred $43,300 (2006 - $38,200) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company. As at December 31, 2007, $7,100 remained outstanding and has been included in accounts payable and accrued liabilities;

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



9.       RELATED PARTY TRANSACTIONS (continued)

         ii) incurred $96,000 (2006 - $99,000) for management services provided by the President of the Company. Of this amount, $52,662 (2006 - $51,772) has been capitalized as geological costs in mineral resource interests and $43,338 (2006 - $47,228) expensed as management fees; and

         iii) received $6,186 (2006 - $6,788) in other income from Tinka Resources Limited ("Tinka") for rental of its condominium in Peru and was reimbursed $24,000 (2006 - $24,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). The Company was also charged $21,355 (2006 $nil) by Mawson for shared personnel. As at December 31, 2007, the amount remained unpaid and was included in accounts payable and accrued liabilities. Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:

                                                                           2007
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   1,951,025         145,983               -         148,151       2,245,159
         Property and equipment               7,353          51,165         109,589          33,200         201,307
         Mineral resource interests               -       3,290,684               -       1,069,053       4,359,737
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          1,958,378       3,487,832         109,589       1,257,146       6,812,945
                                       ============    ============    ============    ============    ============


                                                                           2006
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   2,873,332          72,654               -          61,684       3,007,670
         Property and equipment              11,264          67,522         116,233          41,121         236,140
         Mineral resource interests               -       1,674,877               -         693,406       2,368,283
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          2,884,596       1,815,053         116,233         802,953       5,618,835
                                       ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



11.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:

                                                       2007            2006
                                                         $               $
         Operating activity

         Accounts payable for mineral
            resource interests                           98,748          84,335
                                                   ============    ============
         Investing activity

         Expenditures on mineral resource interests    (107,454)        (93,073)
                                                   ============    ============
         Financing activities

         Contributed surplus                              6,056               -
         Shares issued for mineral
            resource interests                            8,706           8,738
         Share issue costs                              (65,769)        (74,645)
         Shares issued for non-cash consideration        59,713          74,645
                                                   ------------    ------------
                                                          8,706           8,738
                                                   ============    ============

         Other supplemental cash flow information:
                                                       2007            2006
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carrying value of these items.

         (b)      Fair Value of Financial Instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carrying value due to their short terms to maturity.

         (c)      Foreign Currency Risk

The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006



13.      SUBSEQUENT EVENTS

         (a) On March 31, 2008, the Company extended the expiry terms of certain of its outstanding warrants, whereby the terms of 1,680,750 warrants have been extended from an initial expiry date of April 28, 2008 to an extended expiry date of October 28, 2008, and the expiry of 1,500,750 warrants have been extended from an initial expiry date of May 17, 2008, to an extended expiry date of November 17, 2008.

         (b) On April 8, 2008, stock options to purchase 900,600 common shares of the Company expired without exercise. On April 9, 2008 the Company granted stock options to the Company's employees, directors, officers and consultants to purchase 950,600 common shares, at a price of $0.50 per share, expiring April 9, 2011.

                                                                      SCHEDULE I


                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                         FOR THE YEAR ENDED DECEMBER 31


                                                               2007                                    2006
                                   ------------------------------------------------------------    ------------
                                              MEXICO                  SWEDEN
                                   ----------------------------    ------------
                                         LA                         BERGSLAGEN
                                       TRINI          SONORA         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $

BALANCE - BEGINNING OF YEAR           1,086,718         588,159         693,406       2,368,283         889,870
                                   ------------    ------------    ------------    ------------    ------------
COSTS INCURRED DURING YEAR

EXPLORATION

Airborne survey                               -               -          95,005          95,005          79,516
Amortization                             18,122               -           9,406          27,528          13,281
Assays                                   30,241          35,862           3,647          69,750          30,302
Assay preparation                         5,106          15,209               -          20,315          16,845
Camp costs                               12,123          26,801               -          38,924          24,935
Consulting                               16,177          97,965           7,494         121,636         124,499
Database                                      -               -           1,535           1,535          23,266
Drilling                                337,867          88,499           8,196         434,562               -
Equipment rental                         20,818           4,487               -          25,305          20,129
Exploration site costs                   26,739          41,543          45,794         114,076         115,862
Field workers                            10,861          32,600               -          43,461          47,651
Fuel                                     10,314          29,101               -          39,415          22,018
Geochemical                                   -               -           4,519           4,519               -
Geological                               36,053          24,545          48,543         109,141          37,999
Geophysical                                   -               -          20,825          20,825          92,950
Maps                                          -               -           7,157           7,157           7,124
Other                                         -               -               -               -          11,954
Property holding costs                        -         129,766               -         129,766          11,323
Repair and maintenance                    6,352          11,557               -          17,909          20,785
Salaries and benefits                    86,429         228,725         109,750         424,904         348,843
Supplies                                      -               -               -               -          27,399
Travel                                    5,917           6,399          27,155          39,471          45,070
                                   ------------    ------------    ------------    ------------    ------------
                                        623,119         773,059         389,026       1,785,204       1,121,751
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION

Cash payments                           215,506          13,893               -         229,399         231,730
Geological fees                               -               -               -               -         127,218
Issuance of shares                        8,706               -               -           8,706           8,738
Staking and related costs                     -               -          10,041          10,041         121,212
                                   ------------    ------------    ------------    ------------    ------------
                                        224,212          13,893          10,041         248,146         488,898
                                   ------------    ------------    ------------    ------------    ------------
                                        847,331         786,952         399,067       2,033,350       1,610,649
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS             1,934,049       1,375,111       1,092,473       4,401,633       2,500,519

WRITE-OFFS                                    -         (18,476)        (23,420)        (41,896)       (132,236)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF YEAR                 1,934,049       1,356,635       1,069,053       4,359,737       2,368,283
                                   ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 15, 2008 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007 and 2006 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

MEXICO

The Company has the 100% rights to nine properties located in the Mexican states of Jalisco and Sonora and covering approximately 114,370 hectares. There are five high priority projects which will be the focus of the Company's Mexican exploration program, these projects are the following:

La Trini

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5km.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200m and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48m to 148m and totalled 1,344m.

In March 2007, the Company completed a phase-two reverse circulation drill program at La Trini; 20 drill holes were completed totalling 2,768m. The Company's phase-two drill program was focused on better defining the mineralized core zone and establishing where future detailed drilling should occur.

Drilling, coupled with the surface and underground sampling programs in and adjacent to the main target area has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include: TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag).

The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. The Company is planning a phase three program of closely spaced drilling to define the size and orientation of this high-grade zone further, and to define the extent of the main zone.

In October 2007, the Company completed a Phase 3 reverse circulation drill program at La Trini. Fifteen drill holes were completed totalling 2,331.5m. Three holes were drilled at 25m spacing around the high grade mineralization found in drill hole TRRC32; eleven holes were drilled on a 50m by 50m drill pattern to infill the mineralized zone over an area of about 200m by 250m, and one hole was drilled to the NE obliquely to the mineralized zone, to intersect what may be the fault controlling the limit of mineralization to the east.

At the completion of analyses of all Phase 3 drill holes, a resource calculation was undertaken which has increased the historical resources by about 25%. The calculation was undertaken by an independent qualified geologist in keeping with NI43-101 requirements. Current resources are:

---------------------------------------------------------------------------------------------
 CATEGORY     AG CUT-OFF    TONNES     AVG. GRADE   AVG. GRADE    TROY OUNCES    TROY OUNCES
                (G/T)                   AG (G/T)     AU (G/T)     AG/SHORT TON   AU/SHORT TON
---------------------------------------------------------------------------------------------

Indicated         30      1,661,359       121.3        0.88            3.54         0.026
---------------------------------------------------------------------------------------------
Inferred          30        192,880        98.6        0.92            2.88         0.027
---------------------------------------------------------------------------------------------

Mazatan

The Company's attention to the Mazatan area was drawn by an old placer gold field just north of the property. This field is down-slope from intense hematite altered rock within the claim that would appear to be the source of the placer gold mineralization. The exploration target within this project is for a large, low grade precious metal system. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines.

Reconnaissance rock samples taken from an area containing altered rhyolite volcanics have yielded some highly anomalous gold values. A grab sample taken from a quartz/sulphide-rich shear ran 3.3 g/t gold, 104 g/t silver and 2.4% lead, and highly elevated zinc and arsenic. An eight metre wide chip sample from this area returned 0.9 g/t gold plus elevated silver, lead and zinc. Additional samples taken from similar looking alteration and mineralization located from 175m to 500m southwest of the site mentioned above, returned values ranging from
0.6 g/t gold, 4 g/t silver and 1.8% lead to 0.9 g/t gold, 270 g/t silver, and 2.5% lead from silica and sulphide-rich zones.

Altered rock was found in outcrop over an area roughly 1km east-west by 3km north-south, but much of this area is covered by alluvium. In order to better define the target area within the large Mazatan licence, a regional stream sediment geochemical survey has been completed with a total of 939 minus 80 mesh samples collected and submitted for assay. Field follow-up of anomalies discovered by the program has commenced.

Batamote

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit.

During May 2007, the Company announced that the Batamote concessions had been farmed out to Minera Genminmex S.A. who has the right to earn a 70% interest by spending US $5 million over six years.

El Colorado

A regional stream sediment sampling survey has been completed at the Company's 100%-owned El Colorado property. The area is located approximately 45 km southeast of Hermosillo, central Sonora, Mexico and covers an area of 21,062 hectares. The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company. The exploration target within the El Colorado licence is a large, low grade precious metal system similar to the style of mineralization found at La Colorada, La Herradura, La Choya and San Francisco mines. Also, within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization.

A regional stream sediment geochemical survey has been completed with 810 collected and analysed for 30 elements using the ICP method. Field follow-up of anomalies discovered by the survey has commenced.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200km east-west by 150km north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The  Company  has  staked  fifteen  properties   totalling  15,253  hectares  in
Bergslagen where two projects are undergoing detailed exploration:

Sala

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

Over the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometer. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain.

An initial diamond drilling program has been approved by the Swedish authorities. The Company has signed a drill contract with Drill Skill AB of Sweden to undertake an initial 2,000m diamond drill program at the Sala property. The program commenced in January and is continuing.

Tomtebo

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. Following an airborne electromagnetic ("EM") survey completed last autumn, flown along lines spaced 100m apart, the data has been reviewed, modelled and interpreted by an independent geophysicist in Australia. Numerous conductive zones were identified in the database; most were of "cultural" origin (powerlines, culverts, electric fences, buildings), but a few appear to be legitimate targets near the old workings at Tomtebo.

The Company has completed an induced polarisation ("IP") survey to over the central part of the old mines and these EM conductors. A preliminary analysis of the IP has supported the existence of a previously unexplained EM conductor located 300m NE of the largest workings at Tomtebo. Several other EM conductors previously identified as being caused by man-made activities are also being reviewed as possible targets since they also were detected as high-chargeability anomalies by the IP survey. The Company has let a further contract to SMOY of

Finland to undertake two lines of dipole-dipole IP across the best conductive zones. This type of IP will enable the Company to better target the EM anomalies with diamond drilling.

Some historical drilling and underground data has been reviewed and compiled, but further research will be performed as well before a drilling program is designed.

Vitturn

One of the better known historic mineral fields in the Bergslagen District is Stollberg where there are deep abandoned, base metal and silver mines. Numerous old mines and workings occur along this north-south trending belt over a distance of 12kms. At the northern end of the field the Company owns the Vitturn 1 and 2 licences and believes the host mineral sequence may extend under till cover into this licence area. In order to test the theory, the Company has let a contract to SMOY of Finland for a gradient array IP survey totalling about 19 line kms over the zone of interest. This program is expected to be undertaken in mid-March.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australasian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                             YEARS ENDED DECEMBER 31,
                                   --------------------------------------------
                                       2007            2006            2005
                                         $               $               $
                                   ------------    ------------    ------------
OPERATIONS:

Revenues                                    Nil             Nil             Nil
Expenses                               (696,365)       (817,658)       (563,131)
Other expenses                          (36,469)        (57,448)     (2,906,437)
Net loss                               (732,834)       (875,106)     (3,469,568)
Basic and diluted loss per share          (0.03)          (0.04)          (0.19)
Dividends per share                         Nil             Nil             Nil

BALANCE SHEET:

Working capital                       2,004,219       2,888,302       1,054,250
Total assets                          6,812,945       5,618,835       2,151,926
Total long-term liabilities                 Nil             Nil             Nil
                                   ------------    ------------    ------------

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                               FISCAL 2007                                         FISCAL 2006
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil           Nil
Expenses                       (47,793)    (140,330)    (368,803)    (139,439)     (65,909)    (167,141)    (331,322)    (253,286)
Other items                    (12,372)     (27,332)     (25,632)      28,867       46,339       28,271      (17,573)    (114,485)
Net income (loss)              (60,165)    (167,662)    (394,435)    (110,572)     (19,570)    (138,870)    (348,895)    (367,771)
Basic and diluted lossr
   per share                     (0.00)       (0.01)       (0.02)       (0.00)       (0.00)       (0.01)       (0.01)       (0.02)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              2,004,219    1,271,278    1,747,299    2,114,412    2,888,302    3,429,851    3,860,172      385,889
Total assets                 6,812,945    5,330,701    5,467,158    5,664,477    5,618,835    5,576,301    5,635,460    2,211,766
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

Three Months Ended December 31, 2007 Compared to Three Months Ended December 31, 2006

During the three months ended December 31, 2007 (the "2007 Quarter") the Company reported a net loss of $60,165, compared to a net loss of $19,570 for the three months ended December 31, 2006 (the "2006 Quarter"), an increase in loss of $40,595. The increase in loss in the 2007 Quarter is primarily attributed to a general increase in office overheads.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

During the year ended December 31, 2007 ("fiscal 2007"), the Company incurred a loss of $732,834 ($0.03 per share), a decrease in loss of $142,272, compared to a loss of $875,106 ($0.04 per share) for the year ended December 31, 2006 ("fiscal 2006"). The decrease in loss during fiscal 2007 is mainly attributed to the write-off of mineral resources interests and the stock based compensation recorded in fiscal 2006 partially offset by the increase in general exploration and office overheads during fiscal 2007.

General and administrative expenses decreased by $121,293, from $817,658 during fiscal 2006 to $696,365 during fiscal 2007. Specific expenses of note are as follows:

- General exploration costs increased by $49,890, from $88,173 during fiscal 2006 to $138,063 during fiscal 2007. During fiscal 2007, the Company incurred costs relating to the review of property interests and maintenance of mining offices in Sweden and Mexico.
- Audit fees increased by $34,709, from $3,537 during fiscal 2006 to $38,246 during fiscal 2007. The increase in audit fees reflect the timing of costs recorded during fiscal 2007 for the audit of December 31, 2006 consolidated financial statements.
- Corporate development increased by $8,865, from $5,654 during fiscal 2006 to $14,519 during fiscal 2007. During fiscal 2007, the Company participated in a short-term advertising campaign.
- The Company has been engaged in an ongoing program in communicating with its investors and investment community. The Company retained Mr. Nick Nicolaas to provide investor relations activities on behalf of the Company. Mr. Nicolaas' services are provided through his company, Mining Interactive Corp. During fiscal 2007, the Company paid $61,500 (2006 - $36,000).
- Consulting fees decreased by $38,815 from $50,928 during fiscal 2006 to $12,113 during fiscal 2007. During fiscal 2006, the Company paid consulting services for administrative services provided for the Company's activities.
- Stock based compensation of $218,025 (2006 - $408,316) was recorded in fiscal 2007 relating to the granting of 435,000 (2006 - 1,108,400) stock options and the vesting of stock options granted previously.

During fiscal 2007 the Company reported $87,216 interest and other income compared to $107,465 during fiscal 2006. Interest income of $81,030 (2006 - $100,677) was generated from short-term investments and other income of $6,186 (2006 - $6,788) from the rental of its condominium in Peru.

During fiscal 2007 the Company incurred $2,033,350 (2006 - $1,610,649) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $399,067 on its Swedish properties, $847,331 on La Trini, and $786,952 on Sonora properties in Mexico. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at December 31, 2007, the Company had working capital of $2,004,219. The Company believes that it has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2007.

CHANGES IN ACCOUNTING PRINCIPLES

FINANCIAL INSTRUMENTS

Effective  January 1, 2007,  the  Company  adopted  the  Canadian  Institute  of
Chartered  Accountants  ("CICA")  Handbook Section 1530,  Comprehensive  Income,
Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

Upon adoption of this new standard the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

NEW ACCOUNTING PRONOUNCEMENTS

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2007, the Company:

i) incurred $43,300 (2006 - $38,200) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company. As at December 31, 2007, $7,100 remained outstanding and has been included in accounts payable and accrued liabilities;

ii) incurred $96,000 (2006 - $99,000) for management services provided by the President of the Company. Of this amount, $52,662 (2006 - $51,772) has been capitalized as geological costs in mineral resource interests and $43,338 (2006 - $47,228) expensed as management fees; and

iii) received $6,186 (2006 - $6,788) in other income from Tinka Resources Limited ("Tinka") for rental of its condominium in Peru and was reimbursed $24,000 (2006 - $24,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). The Company was also charged $21,355 (2006 $nil) by Mawson for shared personnel. As at December 31, 2007, the amount remained unpaid and was included in accounts payable and accrued liabilities. Tinka and Mawson are public companies with certain directors in common.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. Effective January 1, 2007 the Company pays $4,000 per month, plus approved expenses, for such services and may be cancelled by either party on 15 days notice. During fiscal 2007, the Company paid $61,500 (2006 - $36,000).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at April 15, 2008, there were 27,795,706 outstanding common shares and 2,595,000 stock options outstanding with exercise prices ranging from $0.30 to $0.80 per share and 4,801,893 warrants outstanding with exercise prices ranging from $0.80 to $0.90 per share.

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Tumi Resources Limited (the issuer) for the financial year ended December 31, 2007.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  April 21, 2008


/s/ David Henstridge
------------------------
David Henstridge
Chief Executive Officer

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, AND PERFORMING SIMILAR FUNCTIONS TO THAT OF A CHIEF FINANCIAL OFFICER, certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Tumi Resources Limited (the issuer) for the financial year ended December 31, 2007.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  April 21, 2008


/s/ David Henstridge
------------------------------
David Henstridge
Chief Executive Officer and
Acting Chief Financial Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------